FOR IMMEDIATE RELEASE

CBD Energy Limited Announces Closing of Public Offering of Ordinary Shares

Sydney, AU/New York, NY — June 18, 2014 — CBD Energy Limited (NASDAQ: CBDE), a diversified clean energy company and leading provider of solar installations worldwide, having completed more than 17,000 residential installations in Australia and numerous commercial and utility-scale systems worldwide, today announced the closing of its public offering of 1,810,000 ordinary shares, at an offering price of $4.00 per share.

National Securities Corporation, a wholly owned subsidiary of National Holdings, Inc. (OTCBB: NHLD), acted as sole book running manager. Northland Capital Markets acted as co-manager for the offering. Northland Capital Markets is the trade name for certain equity capital markets and investment banking activities of Northland Securities, Inc., member FINRA/SIPC.

The net proceeds to CBD Energy Limited (CBD) from the offering were approximately $6 million, after deducting underwriting discounts and commissions and other estimated offering expenses. CBD intends to use the net proceeds received from this offering for working capital, to fund potential acquisitions, to develop further renewable energy projects, to repay certain indebtedness and for general corporate purposes.

A registration statement relating to these ordinary shares was declared effective by the Securities and Exchange Commission on June 12, 2014. The offering was made only by means of a prospectus. Copies of the prospectus may be obtained by request to the offices of National Securities Corporation, at 410 Park Avenue, 14th Floor, New York, NY 10022, Attn: Kim E. Addarich, Kaddarich@nhldcorp.com; or Northland Capital Markets, at 45 South 7th Street, Suite 2000, Minneapolis, MN 55402, Attn: Shawn D. Messner, smessner@northlandcapitalmarkets.com.

About CBD Energy Limited (NASDAQ: CBDE)

Established in 1989, CBD Energy Limited, or CBD, is a diversified renewable energy company and a global leader in solar installations. Powered by a management team with deep experience in the energy sector and strong engineering capabilities, CBD is focused on the integration of residential solar, commercial and industrial solar, small utility scale solar and wind projects, in three principal markets - Australia, the U.S. and UK.

Headquartered in Sydney, with principal regional offices in London and New York, CBD has completed projects across four continents, in countries as far-reaching as Australia, Fiji, Germany, Italy, New Zealand, the UK and the U.S. CBD has installed more than 17,000 residential systems and developed large renewable energy projects such as the 107MW wind farm in Taralga, NSW. CBD markets its residential and commercial solar installations under the name Westinghouse Solar, using the WESTINGHOUSE® trademark pursuant to an exclusive, long-term worldwide license. For further information on CBD Energy Limited and Westinghouse Solar, please visit:

www.cbdenergy.com	www.westinghousesolar.com.au

www.westinghousesolar.com	www.westinghousesolar.co.uk

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CONTACTS
AU Corporate/Investor	US Corporate/Investor	Media
Gerry McGowan	James Greer	David Evanson
CBD Energy Limited	CBD Energy Limited	Schoen/Evanson Media
+61 2 8069 7970	+ 1 917 714 4791	+1 610 505 0832